
DU PONT

The miracles of science™


AUG 1 8 2003

DUPONT ANNOUNCES RESTRUCTURING OF CANADIAN OPERATIONS


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New business model created

News from DuPont Canada Inc.

Mississauga, Ontario, August 7, 2003 – DuPont Canada today announced the plan to restructure its Canadian operations and its transformation to a new business model. This restructuring is being done to support the pending separation of DuPont Textiles & Interiors (DTI), planned by DuPont Canada's global parent company, DuPont, and to position both DuPont and DTI for continued growth and success in Canada.

As part of this restructuring process, the existing company, DuPont Canada Inc., will become part of global DTI, and will be called DuPont Textiles & Interiors Canada Inc. The new company will comprise all Canadian DTI business operations, located primarily in Kingston and Maitland, Ontario, and non-DTI manufacturing operations of DuPont Canada, including the assets and resources associated with Engineering Polymers and Fluorochemicals at Maitland, Performance Coatings at Ajax, and Packaging and Industrial Polymers at Sarnia. The non-DTI operations will focus on manufacturing products exclusively for DuPont in Canada on a contract basis.

Concurrently, certain non-DTI assets of DuPont Canada will become part of DuPont and go into a new company to be named E.I. du Pont Canada. This new entity will pursue DuPont business interests in Canada and maintain a significant presence in the country. E.I. du Pont Canada will include: Liqui-Box (Canada); Granirex; Brookdale; marketing and sales of DuPont products (including those produced by the Contract Manufacturing division of DTI Canada); support services and TMH Logistics (TONA). DuPont Canada's Research and Business Development facility and Customer Technical Center in Kingston will also be part of E.I. du Pont Canada, as will the Customer Training Center and Product Development Laboratory in Ajax.

"Our relationship with our customers, as well as our accountability to our customers, will not change, "said Doug Muzyka, DuPont Canada President and Chief Executive Officer. "We will continue to supply them with high-quality DuPont branded products and services while maintaining our traditional standards of excellence."

"We are, in fact, reinventing ourselves in Canada. Our new paths will lead each of these new organizations, and their people, to success and continued sustainable growth. Our valued customers and suppliers can be assured that we are committed to ensuring that the process will be as seamless as possible," said Mr. Muzyka. "We will continue to have a very engaged presence in the communities where we have operations."

The new corporate structure will be fully operational by October 1, 2003.

DuPont Canada Inc. today is a diversified science company, serving customers across Canada and in more than 40 other countries. Headquartered in Mississauga, the company serves global markets through a number of subsidiaries in Canada, the United States, Mexico, France, the United Kingdom and India. The company has 4,000 employees. For more information about DuPont Canada, please visit the company's website at www.ca.dupont.com

For more information, please contact:

Richard Gareau
DuPont Canada Public Affairs
(905) 821-5623